Cardinal Health
7000 Cardinal Place
Dublin, Ohio 43017
cardinalhealth.com

VIA EDGAR	March 20, 2013
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Cardinal Health, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 22, 2012
File No. 001-11373
Dear Ms. Jenkins:
On behalf of Cardinal Health, Inc. ("Cardinal Health," the "Company," "we" and "our"), set forth below is our response to the comment of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission that appeared in your letter, dated March 7, 2013, with respect to the filing referenced above. For the Staff's convenience, the text of the Staff's comment is set forth below in bold followed by the response.
Item 8. Financial Statements and Supplementary Data, page 25
Notes to Consolidated Financial Statements, page 31
1. Basis of Presentation and Summary of Significant Accounting Policies, page 31
Sales Returns and Allowances, page 34

1.
We note your disclosure that you recognize sales returns as a reduction of revenue and cost of products sold for the sales price and costs, respectively, when products are returned; and that the amounts recorded in revenue and costs of products sold under this accounting policy closely approximate what would have been recorded had you accrued for sales returns and allowances at the time of the sale transaction. We further note the disclosure in your annual reports prior to June 30, 2010 that applying the provisions of SFAS No. 48 (now codified in ASC 605-15-25) would not materially change both the Company's financial position and results of operations. Please advise us of the following:

•	Tell us why you do not accrue for estimated sales returns and allowances at the time of the sale transaction pursuant to ASC 605-15-25.
Response: We recognize sales returns as a reduction of revenue and cost of products sold when products are returned because the impact of recording an accrual for estimated sales returns and allowances at the time of the sales transaction is immaterial to our consolidated results of operations and financial position. The following paragraphs summarize our policy and disclosure and the reasons why they comply, considering materiality, with ASC 605-15-25.
Our customer return policies generally require that the product be physically returned, subject to restocking fees, in a condition suitable to be added back to inventory and resold at full value, or returned to vendors for credit. Product returns are generally consistent throughout the year and typically are not specific to any particular product or customer. Within our Pharmaceutical segment, our pharmaceutical distribution division recognizes sales returns as a reduction of revenue and cost of products sold for the sales price and cost, respectively, when products are returned, in essence reversing the original sales transaction upon customer return. Our pharmaceutical distribution division represented over 93 percent of our total consolidated sales returns and over 96 percent of sales returns for the Pharmaceutical segment for both the fiscal year ended June 30, 2012 ("fiscal 2012") and the six months ended December 31, 2012, respectively; therefore, the sales returns policies for other divisions within our Pharmaceutical segment are considered immaterial for separate disclosure. Although the policy for sales returns within our Medical segment is also considered immaterial for separate disclosure, product revenue is recorded net of estimated sales returns and allowances and we have established an accrual for estimated sales returns and allowances pursuant to ASC 605-15-25.
Our policy to not accrue for estimated sales returns at the time of the sales transaction pursuant to ASC 605-15-25 is supported by the following specific factors related to product returns within our pharmaceutical distribution division:

Ms. Tia L. Jenkins
March 20, 2013

1.
We experience a low rate of product returns, and the level of returns tends to be relatively consistent from period to period. The annual rate of return for our pharmaceutical distribution division was approximately 2 percent for both fiscal 2012 and the six months ended December 31, 2012.

2.	Due to the very low gross margins earned on pharmaceutical distribution revenue, the impact of product returns on our results of operations is immaterial.

3.
Our customer return policies generally require that the product be physically returned in a condition suitable to be added back to inventory and resold at full value, or returned to vendors for credit in accordance with our vendor agreements. We have a strong history of recoverability from vendors.

4.
We generally charge restocking fees for returned product. Restocking fees substantially offset the costs or losses in connection with any returns that would be accrued in accordance with ASC subtopic 450-20 at the time of the sales transaction.

5.
Due to the factors described above, if we had accrued for estimated sales returns and allowances in fiscal 2012 and the six months ended December 31, 2012, it would have had an immaterial impact on previously reported consolidated revenue and operating earnings. In addition, if we were to change our policy and accrue for estimated sales returns and allowances at the time of the sales transaction, the impact on annual consolidated revenue and operating earnings from prospective adoption of the new policy (i.e. the catch-up impact from adopting on a go-forward basis) would be less than 0.25 percent. The impact on total current assets would be less than 0.023 percent.

For these reasons, we have concluded that since ASC 105-10-05-6 states that “the provisions of the codification need not be applied to immaterial items,” our policy is in compliance with GAAP in all material respects. Our independent auditors have reviewed and concurred with such conclusion.
We also note that the Staff raised similar comments in a review of our Form 10-K for the fiscal year ended June 30, 2001. In its letter dated August 14, 2002, comment #56 asked us to “please disclose your policy related to sales returns and allowances for distribution revenue.” We responded in a letter dated September 3, 2002 and the Staff had no further comment. A similar comment was also raised by the Staff in a review of our Form 10-K for the fiscal year ended June 30, 2003. In its letter dated March 31, 2004, comment #2 stated that “your disclosure regarding product returns appears to imply that you only record product returns when they are actually returned. Please explain to us why you did not accrue any sales returns pursuant to paragraph 7 of SFAS 48 and SFAS 5 at the time of sale or how this stated policy complies with GAAP.” We responded in a letter dated April 8, 2004. Subsequently, we further responded in a letter dated September 8, 2004 and provided revised disclosures to be included in our Annual Report on Form 10-K for our fiscal year ended June 30, 2004 and the Staff had no further comment. For your convenience, the Staff comments and our responses are included in an Attachment at the end of this letter.

•
Define for us your use of “closely approximate,” and also confirm to us that applying the provisions of ASC 605-15-25 would not have materially changed both the Company's financial position and results of operations in fiscal 2012 and 2013 to-date.

Response: Our use of “closely approximate” is intended to communicate that our results of operations and financial position would not have materially changed had we accrued for an estimate of sales returns and allowances at the time of the sales transaction. The impact from reversal of the initial sale and the cost to process the product returns are substantially offset by the restocking fees associated with product returns. As noted above, if we had accrued for estimated sales returns and allowances in fiscal 2012 and the six months ended December 31, 2012, it would have had an immaterial impact on previously reported consolidated revenue and operating earnings.
As such, we believe that our accounting policy with regard to product returns complies with ASC 605-15-25 in all material respects.

•
To the extent applicable, also confirm to us that in future filings you will clearly indicate that your financial position and results of operations would not have materially changed had you applied the provisions of ASC 605-15-25.

Response: To the extent applicable, we confirm that in our Form 10-K for the fiscal year ending June 30, 2013, we will make the following revision to our disclosure:
Revenue is recorded net of sales returns and allowances. We recognize sales returns as a reduction of revenue and cost of products sold for the sales price and cost, respectively, when products are returned. Our customer return policies generally require that the product be physically returned, subject to restocking fees, in a condition suitable to be added back to inventory and resold at full value, or returned to vendors for credit. Product returns are generally consistent throughout the year and typically are not specific to any particular product or customer. Amounts recorded in revenue and cost of products sold under this accounting policy closely approximate what would have been recorded had we accrued for estimated sales returns and allowances at the time of the sales transaction. Recording an accrual for estimated sales returns and allowances would not materially change our results of operations and financial position. Sales returns were $[X.X] billion, $1.8 billion and $1.7 billion, for fiscal 2013, 2012 and 2011, respectively.
*          *          *

Ms. Tia L. Jenkins
March 20, 2013

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and (3) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*          *          *
Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 757-7566.

Very truly yours,

/s/ Stuart G. Laws
Stuart G. Laws
Senior Vice President and Chief Accounting Officer

cc:	Brian McAllister
Securities and Exchange Commission
John Archfield
Securities and Exchange Commission
Jeffrey W. Henderson
Cardinal Health, Inc.
Jonathan Weaver
Ernst & Young LLP

Ms. Tia L. Jenkins
March 20, 2013

Attachment
Excerpt from our letter dated September 3, 2002:

56.	Please disclose your policy related to sales returns and allowances for distribution revenue.
Cardinal Health recognizes sales returns as a reduction of sales and cost of sales for the sales price and cost, respectively, when products are returned, in essence reversing the original sales transaction upon customer return. Cardinal Health's customer return policy allows customers to return products only if the products have the ability to be added back to inventory and resold at full value or can be returned to vendors for full credit. Accordingly, there is minimal, if any, economic loss on returned products. Cardinal Health's vendor agreements generally allow Cardinal Health to return products for credit and recovery of its cost. Cardinal Health has a strong history of recoverability from vendors in part due to the customary practice of deducting the amounts due for vendor returns from the accounts payable balance due to the vendor. Further, in many instances, Cardinal Health charges restocking fees to its customers for returned products further minimizing the risk of any loss. Accordingly, Cardinal Health has minimal risk regarding recoverability or economic loss on customer returns.
Cardinal Health has not disclosed its policy regarding returns and allowances because those amounts have not been material to the financial statements and such amounts do not fluctuate significantly from period to period. Cardinal Health continually monitors sales returns to determine if current sales returns and allowance activity is inconsistent with past practices and will continue to do so. In future filings, beginning with the CAH 2002 10-K, Cardinal Health will disclose in the revenue recognition policy note that product sales are net of returns and allowances and will summarize its return policy.
Excerpt from our letter dated April 8, 2004:

2.
Your disclosure regarding product returns appears to imply that you only record product returns when they are actually returned. Please explain to us why you did not accrue any sales returns pursuant to paragraph 7 of SFAS 48 and SFAS 5 at the time of sale or how this stated policy complies with GAAP.

Beginning with its 2002 Form 10-K, Cardinal Health has disclosed its policy related to sales returns and allowances for distribution revenue consistent with the response provided above. The Staff's current comment is requesting information relative to how Cardinal Health's stated policy complies with GAAP, specifically paragraph 7 of SFAS 48 and SFAS 5.
Cardinal Health's policy and its compliance with GAAP is facilitated by the following specific factors related to product returns in Cardinal Health's distribution business:

1.	Cardinal Health's distribution business experiences a very low rate of product returns, and the level of returns tends to be relatively consistent from period to period.

2.	Due to the extremely low gross margins earned on distribution revenues, the earnings impact of product returns is immaterial.

3.
Because Cardinal Health only accept returns if products have the ability to be added back to inventory and resold at full value or can be returned to vendors for credit, Cardinal Health has virtually no substantive risk of economic loss as a result of product returns.

For these reasons, Cardinal Health has consistently asserted that since both SFAS 48 and SFAS 5 contain the exception that “The provisions of this statement need not be applied to immaterial items”, Cardinal Health's policy is in compliance with GAAP in all material respects. Our auditors have reviewed and concurred with such assertion.
Additionally, in Appendix B of SFAS 48, paragraph 20 provides insight into the FASB's intent relative to the application of SFAS 48, as follows:
“The Board believes that the fundamental issue is materiality. The Board recognizes that the provisions of this Statement may not materially affect the financial position and results of operations of some enterprises that currently account differently than specified by this Statement. Like other FASB Statements, the provisions of this Statement need not be applied to immaterial items. With respect to those enterprises for which this Statement would have a material effect, the Board recognizes that detailed record keeping for returns for each product line might be costly in some cases; this Statement permits reasonable aggregations and approximations of product returns.”
Because of the previously mentioned dynamics related to Cardinal Health's product returns, it is Cardinal Health's position that its accounting policy with regard to product returns complies with the spirit and intent of the FASB as stated above relative to SFAS 48.
Relevant excerpt from our letter dated September 8, 2004:
…the Staff advised the Company telephonically that the revised disclosure (attached as Exhibit 1 to this letter) adequately addresses the comment that was contained in the Staff's letter dated March 31, 2004. Certain conforming changes have been made to reflect that the revised disclosure relates to the Company's Pharmaceutical Distribution business (consistent with the first sentence in the revised disclosure). The Company will include this disclosure in its Annual Report on Form 10-K for its fiscal year ended June 30, 2004.

Ms. Tia L. Jenkins
March 20, 2013

Exhibit 1
Cardinal Health, Inc. - Sales Returns & Allowances Disclosure
Pharmaceutical distribution revenues are recorded net of sales returns and allowances. The Pharmaceutical Distribution business recognizes sales returns as a reduction of revenue and cost of sales for the sales price and cost, respectively, when products are returned. The Pharmaceutical Distribution business' customer return policy requires that the product be physically returned, subject to restocking fees, and only allows customers to return products which can be added back to inventory and resold at full value, or which can be returned to vendors for credit. Product returns are generally consistent throughout the year, and typically are not specific to any particular product or customer. The amounts recorded in revenue and cost of sales under this accounting policy closely approximate what would have been recorded under Statement of Financial Accounting Standards (“SFAS”) No. 48, "Revenue Recognition When Right of Return Exists." Applying the provisions of SFAS No. 48 would not materially change the Company's financial position and results of operations. Sales returns and allowances for the Pharmaceutical Distribution business were approximately $1.3 billion, $1.2 billion, and $1.0 billion in Fiscal 2004, 2003 and 2002, respectively.